Exhibit 99.1

DiDi Announces Recent Developments

BEIJING, December 3, 2021 – DiDi Global Inc. (the “Company”) (NYSE: DIDI), the world’s leading mobility technology platform, today announced that its board of directors (the “Board”) has authorized and supports the Company to undertake the necessary procedures and file the relevant application(s) for the delisting of the Company’s ADSs from the New York Stock Exchange, while ensuring that ADSs will be convertible into freely tradable shares of the Company on another internationally recognized stock exchange at the election of ADS holders. The Company will organize a shareholders meeting to vote on the above matter at an appropriate time in the future, following necessary procedures. The Board has also authorized the Company to pursue a listing of its class A ordinary shares on the Main Board of the Hong Kong Stock Exchange.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and Africa, as well as in Central Asia and Russia, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communications Team
Email: globalpr@didiglobal.com